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Exhibit 99.3

Bookham Technology plc
11 November 2002

Bookham Technology plc

Completion of Acquisition of Nortel Networks' Optical Transmitter and Receiver and
Optical Amplifier Businesses

        Oxfordshire, UK: Bookham Technology plc (LSE:BHM; Nasdaq:BKHM) ("Bookham"), a leading provider of integrated optical components and subsystems for fibre optic communication networks, is pleased to announce that all of the conditions to the acquisition of the Optical Transmitter and Receiver and Optical Amplifier Businesses from Nortel Networks Corporation (the "Acquisition") were satisfied and that the Acquisition was completed on 8 November 2002. Admission is expected later today of the 61,000,000 new ordinary shares of Bookham, issued as consideration for the Acquisition, and the existing issued 143,933,651 ordinary shares of Bookham, to the Official List and to trading on the London Stock Exchange's market for listed securities.

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Bookham Technology plc Completion of Acquisition of Nortel Networks' Optical Transmitter and Receiver and Optical Amplifier Businesses